

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 24, 2014

Via E-mail
Mr. Imad Kamel Yassine
Chief Operating Officer, Chief Financial Officer, Secretary, Treasurer and Director
Bioshaft Water Technology, Inc.
111 West Ocean Blvd, 4th Floor
Long Branch, CA 90802

> **RE: Bioshaft Water Technology, Inc.**
> **Item 4.01 Form 8-K**
> **Filed August 5, 2014**
> **Item 4.01 Form 8-K/A**
> **Filed August 11, 2014**
> **Item 4.01 Form 8-K/A**
> **Filed October 21, 2014**
> **File No. 0-52393**

Dear Mr. Yassine:

We have reviewed your filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

1.   As previously requested in prior comment three, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3733 with any questions.

Sincerely,

/s/ Ernest Greene

Ernest Greene
Staff Accountant